Exhibit No. 23.2

Consent of Independent Auditors

The Board of Directors

Worthington Armstrong Venture:

We consent to the incorporation by reference in the registration statement (Nos. 333-138034, 333-154765, and 333-177072) on Form S-8 of Armstrong World Industries, Inc. of our report dated February 17, 2012, with respect to the consolidated balance sheets of Worthington Armstrong Venture and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, partners’ deficit and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, which report is included in the December 31, 2011 annual report on Form 10-K of Armstrong World Industries, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2012